June 29, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma Representative Director, CEO&COO (Code No. 6479, TSE Div.No.1)
Contact:	Naoyuki Kimura General Manager Personnel Department
Phone:	+81-(0)3-6758-6712

Notice of Personnel Changes

MINEBEA MITSUMI Inc. hereby announces the following personnel changes decided at the Board of Directors Meeting held today.

 Personnel Changes (Effective as of June 29, 2017)
New Assignment	Former Assignment	Post to be Retained	Name
Chief of Electronic Device & Component Manufacturing Headquarters	Deputy Chief of Electronic Device & Component Manufacturing Headquarters Officer in charge of Electronic Device Div. at Electronic Device & Component Manufacturing Headquarters	Director, Senior Managing Executive Officer Chief of MITSUMI Business Headquarters Representative Director, President and Chief Executive Officer of MITSUMI ELECTRIC CO., LTD.	Ryozo Iwaya
Officer in charge of Sales Div.	Deputy Officer in charge of Sales Div.	Director, Senior Managing Executive Officer	Shigeru None
Chief of Engineering Headquarters	Deputy Chief of Electronic Device & Component Manufacturing Headquarters	Director, Managing Executive Officer Officer in charge of Engineering Development Div. at Electronic Device & Component Manufacturing Headquarters	Michiya Kagami
Deputy Chief of Electronic Device & Component Manufacturing Headquarters (in charge of Manufacturing)	Deputy Officer in charge of Electronic Device Div. at Electronic Device & Component Manufacturing Headquarters	Managing Executive Officer Deputy Chief of MITSUMI Business Headquarters (in charge of Manufacturing)	Hiroshi Yoshikawa

Deputy Chief of Electronic Device & Component Manufacturing Headquarters (in charge of Parts), Deputy Chief of MITSUMI Business Headquarters (in charge of Parts)	Head of Electronic Device Parts BU of Electronic Device Div. at Electronic Device & Component Manufacturing Headquarters	Managing Executive Officer	Takuya Sato
Officer in charge of Electronic Device Div. at Electronic Device & Component Manufacturing Headquarters	Deputy Head of Lighting Device BU of Electronic Device Div. at Electronic Device & Component Manufacturing Headquarters	Officer in charge of Electronic Device Business Planning Dep. of Electronic Device Div. at Electronic Device & Component Manufacturing Headquarters	Masumi Sato
Head of Electronic Device Parts BU of Electronic Device Div. at Electronic Device & Component Manufacturing Headquarters	Deputy Head of Electronic Device Parts BU of Electronic Device Div. at Electronic Device & Component Manufacturing Headquarters		Sumio Sato
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